SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc trading update

7 June 2010

PRUDENTIAL PLC TRADING UPDATE

·
Group-wide sales of £
1,355
million for the first five months of 2010 up 27 per cent
·
Strong performance in Asia, with sales up 33 per cent to £579 million in the first five months of 2010
·
Record retail sales in the US. Outperformance continues with new business sales of £454 million, up 41 per cent
·
Prudential UK up 4 per cent at £322 million

Ahead of its reconvened AGM today (7 June 2010), Prudential plc announces strong new business performance for the year to date.

In the first five months of 2010, APE new business across the Group was £1,355 million, up 27 per cent (2009 May year to date: £1,067 million). The Group's sales in the months of April and May 2010 were up 28 per cent, exceeding the 26 per cent growth reported in the first quarter of this year. We have continued to maintain our strict pricing discipline across the business.

In Asia, APE new business sales were £579 million, an increase of 33 per cent on the first five months of 2009 (2009: £435 million), demonstrating the continued strength of our business in Asia. The business recorded its highest ever sales for the months of both April and May, achieving growth of 38 per cent over the same period last year and ahead of the 30 per cent growth reported in the first quarter. This g rowth is broad based and demonstrates the strength of our operations across the region.

In the US, Jackson delivered APE new business sales of £454 million representing a 41 per cent increase on the first five months of 2009 (2009: £323 million).

Prudential UK reported APE new business sales of £322 million, up 4 per cent on the same period in 2009 (2009: £309 million).

M&G net inflows for the first five months of 2010 were robust at £3.4 billion (2009: £7.9 billion). Net inflows in our Asian asset management business were £0.3 billion (2009: £1.5 billion). After the exceptionally high levels of net new business experienced in 2009, this continues to be a strong performance in a re-invigorated and competitive environment.

Tidjane Thiam, Group Chief Executive said:

"Our strong start to 2010 has continued in April and May. Our strategy to focus capital on the most profitable geographies and products is delivering excellent results. We have been consistent in our commitment to our strategy and the proposed acquisition of AIA was intended to accelerate this strategy. Throughout the period of our proposed transaction with AIA, our businesses continued to perform strongly, particularly in Asia and the US. All of our businesses have a strong momentum and we will continue to focus on delivering shareholder value."

ENDS

All figures are at actual exchange rates. Asia 2010 and comparative 2009 APE new business sales exclude the Taiwan agency business disposed of during the second quarter of 2009 and the Japanese insurance operations which we have closed to new business from 15 February 2010.

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 3300
Robin Tozer	+44 (0)20 7548 2776	Jessica Stalley	+44 (0)20 7548 3300

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 June 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary